April 2, 2025

James Mabry IV
Chief Financial Officer
Renasant Corporation
209 Troy Street
Tupelo, Mississippi 38804

       Re: Renasant Corporation
           Form 10-K for Fiscal Year Ended December 31, 2024
           File No. 001-13253
Dear James Mabry IV:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2024
Risk Management - Credit Risk and Allowance for Credit Losses on Loans and Unfunded
Commitments, page 49

1.     We note that the real estate     commercial mortgage portfolio
represents 48% and the
       non-owner occupied portfolio represents 33% of your total loans held for investment at December 31, 2024. Given the significance of these higher risk loan portfolios and the impact on trends and uncertainties that are reasonably likely to have a material effect on revenues or continuing operations, please revise future filings to further disaggregate the composition of these and other higher risk loans at each period end by collateral type (e.g., by office, hotel, multifamily, etc.), other relevant concentrations (geographic, property type for office loans, etc.) and other
       characteristics (e.g., current weighted-average loan-to-value ratios, occupancy rates,
       etc.) to the extent material to an investor   s understanding of credit
risk in your higher
       risk portfolios.
2. We note the increase in your nonperforming loans at December 31, 2024 when compared to December 31, 2023, along with your disclosure that the increase is
 April 2, 2025
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       primarily due to current macroeconomic conditions, and that credit risk is monitored and managed on an ongoing basis. Please revise future filings to clarify in additional detail the specific risk management policies, procedures or other actions undertaken by management in response to the current economic environment.
        In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Michael Volley at 202-551-3437 or Amit Pande at 202-551-3423 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Finance